UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of October, 2009
Commission File Number 0-28860
NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)
Net Communications Services Inc.
(Translation of registrant’s name into English)
Rua Verbo Divino, 1356
04719-002 — São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Net Serviços de Comunicação S.A. (“Net”) intends to offer its guaranteed unsecured and unsubordinated notes due 2020 (the “Notes”) in transactions exempt from, or not subject to, the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in an amount not yet determined. All of Net’s wholly-owned subsidiaries are expected to unconditionally guarantee, jointly and severally, on an unsubordinated and unsecured basis, all of Net’s obligations pursuant to the Notes. Net intends to use the net proceeds of the issuance of the Notes to fund potential acquisitions, to repay existing indebtedness or for general corporate purposes.
The Notes and the related guarantees have not been and will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The Notes will be offered only to qualified institutional buyers under Rule 144A under the Securities Act, and to persons outside the United States under Regulation S under the Securities Act. This report shall not constitute an offer to sell or the solicitation of an offer to buy the Notes and the related guarantees, nor shall there be any sale of the Notes and the related guarantees in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offer of the Notes and related guarantees will be made only by means of a private offering memorandum. The information in this report is being furnished pursuant to and in accordance with Rule 135c under the Securities Act.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
     Date: October 22, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.
By:
/s/ João Adalberto Elek Jr.

Name: João Adalberto Elek Jr.
Title: CFO and IRO
FORWARD-LOOKING STATEMENTS
This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Net undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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